Exhibit 99.42

DEFI VENTURES INC.

FINANCIAL STATEMENTS
(EXPRESSED IN CANADIAN DOLLARS)

FOR THE PERIOD FROM INCORPORATION ON JANUARY 30, 2021 TO JUNE 30, 2021

Crowe MacKay LLP 1100 - 1177 West Hastings St. Vancouver, BC V6E 4T5 Main +1 (604) 687-4511 Fax +1 (604) 687-5805 www.crowemackay.ca

Independent Auditor’s Report

To the directors of Defi Ventures Inc.

Opinion

We have audited the financial statements of Defi Ventures Inc. (“the Company”), which comprise the statement of financial position as at June 30, 2021 and the statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the period then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2021, and its financial performance and its cash flows for the period then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

Management is responsible for the other information. The other information comprises:

•	Management’s Discussion and Analysis

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

We obtained the other information prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor’s report. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

“Crowe MacKay LLP”

Chartered Professional Accountants
Vancouver, Canada

August 18, 2021

DeFi Ventures Inc.

Statement of Financial Position

(Expressed in Canadian Dollars)

	Notes	As at June 30, 2021
ASSETS
Current
Cash		$8,175,453
Funds held in trust	4	17,095,576
Receivables		17,597
Prepaids		232,401
		25,521,027

Non-current
Deferred financing costs	4	621,219
Intangibles (Cryptographic assets)	5	721,885
Equipment	6	7,404

Total Assets		$26,871,535

LIABILITIES
Current
Accounts payable and accrued liabilities	7	$802,166
Due to related parties	8	1,500
		803,666

SHAREHOLDERS’ EQUITY
Share capital	9	10,759,892
Subscriptions receivable	9	(1,082,500)
Subscriptions received in advance	4,9	17,715,000
Share-based payments reserve	9	112,016
Deficit		(1,436,539)
		26,067,869
Total Liabilities and Shareholders’ Equity
		$26,871,535

Nature of and continuance of operations (Note 1)

Subsequent events (Note 13)

Approved and authorized on behalf of the Board on August 18, 2021:

“Ben Samaroo”	“Dean Sutton”
Ben Samaroo, Director	Dean Sutton, Director

The accompanying notes are an integral part of these financial statements.

DeFi Ventures Inc.

Statement of Loss and Comprehensive Loss
(Expressed in Canadian Dollars, except number of shares)

		Three	From
		Months	Incorporation
		Ended June	(January 30, 2021)
	Notes	30, 2021	to June 30, 2021
Expenses
Advertising and promotion		$607	$2,460
Amortization	6	291	291
Consulting		6,200	6,200
Filing and regulatory		925	925
Office and miscellaneous		33,681	39,113
Professional fees	8	414,005	439,501
Research and development		49,257	60,192
Salaries and wages		95,267	95,267
Share-based payments	8,9	103,235	498,763
Loss before other items		703,468	1,142,712
Other items
Foreign exchange gain		(9,148)	(4,288)
Unrealized loss on fair value of intangible assets (cryptographic assets)	5	298,115	298,115
Loss before income taxes		992,435	1,436,539
Deferred income tax expense		28,640	-
Net Loss		1,021,075	1,436,539
Other comprehensive loss/(income) to be reclassified to profit or loss in subsequent periods
Net loss in fair value of intangible assets (cryptographic assets)		212,146	-
Income taxes (recoveries)		(28,640)	-
Comprehensive income, net of tax		183,506	-
Total loss and comprehensive loss for the period		$1,204,581	$1,436,539
Loss per common share
Basic and fully diluted		$0.03	$0.05
Weighted average number of common shares outstanding		30,616,774	26,213,512

The accompanying notes are an integral part of these financial statements.

DeFi Ventures Inc.

Statement of Changes in Shareholders’ Equity

(Expressed in Canadian Dollars)

		Share capital		Subscriptions (receivable) / received in	Share-based
		Number of		advance	payments reserve	Deficit	Total
	Notes	shares	$	$	$	$	$
Balance at January 30, 2021		-	-	-	-	-	-
Private placements	9	40,916,704	10,849,155	(1,082,500)	-	-	9,766,655
Share issuance cost		-	(207,398)	-	-	-	(207,398)
Shares for service	9	461,537	115,384	-	-	-	115,384
Subscriptions received in advance		-	-	17,715,000	-	-	17,715,000
Shares issued for options exercised		5,554	2,751	-	(1,363)	-	1,388
Share-based payments	9	-	-	-	113,379	-	113,379
Loss for the period		-	-	-	-	(1,436,539)	(1,436,539)
Balance at June 30, 2021		41,383,795	10,759,892	16,632,500	112,016	(1,436,539)	26,067,869

The accompanying notes are an integral part of these financial statements.

DeFi Ventures Inc.

Statement of Cash Flows
(Expressed in Canadian Dollars)

From
Incorporation
(January 30, 2021)
to June 30, 2021
Cash Flows from Operating Activities
Loss for the period	$(1,436,539)
Changes in non-cash operating items:
Amortization	291
Share-based payments	498,763
Unrealized loss on fair value of intangible assets	298,115
Foreign exchange gain	(4,288)
(643,658)

Changes in non-cash working capital items:
Receivables	(17,597)
Prepaids	(232,401)
Accounts payable and accrued liabilities	672,659
Cash provided by operating activities	(220,997)

Cash Flows from Investing Activities
Purchase equipment	(7,695)
Cash used in investing activities	(7,695)

Cash Flows from Financing Activities
Proceeds from private placements	8,472,402
Subscriptions received in advance	17,093,781
Share issuance costs	(77,917)
Proceeds from options exercised	1,388
Advances from related parties	8,929
Repayments to related parties	(7,429)
Cash provided by financing activities	25,491,154

Foreign exchange effect on cash	8,567
Change in cash	25,271,029
Cash, beginning of the period	-
Cash, ending of the period	$25,271,029

Cash balance consists of:
Cash	$8,175,453
Funds held in trust	17,095,576
$25,271,029
Non-cash financing and investing transactions
Shares issued for intangible assets	$1,020,000
Fair value of options exercised re-allocated within equity	1,363
Subscriptions receivable	1,082,500
Share issuance costs in accounts payable	129,481

The accompanying notes are an integral part of these financial statements.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

DeFi Ventures Inc. (the “Company” or “DeFi”) was incorporated provincially under the Business Corporations Act (British Columbia) on January 30, 2021. The company’s registered office is located at 1200 Waterfront Centre, 200 Burrard Street, P.O. Box 48600, Vancouver, B.C., Canada, V7X 1T2.

The company is actively engaged in the development of a technology platform to facilitate investments in the emerging industry of decentralized finance. The Company’s fiscal year end is December 31.

These financial statements have been prepared on the assumption that the Company will continue as a going concern, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business for the foreseeable future. The Company has incurred losses and has had negative cash flows from operations from the inception that have primarily been funded through financing activities.

The Company will need to raise additional capital during the next twelve months and beyond to support current operations and planned development. The financial statements do not reflect the adjustments to the carrying amounts of assets and liabilities and the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material. Management believes its working capital will be sufficient to support the activities for the next twelve months and expects to raise additional amounts.

Since March 2020, several measures have been implemented in Canada and the rest of the world in response to the increased impact from the novel coronavirus (“COVID-19”). While the impact of COVID-19 is expected to be temporary, the current circumstances are dynamic and the impact on our business operations cannot be reasonably estimated at this time. We anticipate this could have an adverse impact on our research and development plans, results of operations, financial position and cash flows during the current fiscal year.

2.	BASIS OF PRESENTATION

Statement of compliance

These financial statements are prepared in accordance with accounting policies consistent with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board and Interpretations of the International Financial Reporting Interpretations Committee. The principal accounting policies applied in the preparation of these financial statements are set out below.

Basis of Presentation and Measurement

These financial statements have been prepared on an historical cost basis except for the Company’s investment in cryptographic assets, which are measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These financial statements are presented in Canadian Dollars, which is also the Company’s functional currency.

3.	SIGNIFICANT ACCOUNTING POLICIES

Significant accounting estimates and judgments

The preparation of these financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

Critical accounting estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i.	the carrying value and recoverability of intangible assets;
ii.	the measurement and recoverability of deferred income tax assets; and
iii.	the valuation of share-based payments.

Critical accounting judgments

1.	the classification of financial assets and financial liabilities, which involves judgments or assessments made by management,
2.	the determination of whether it is likely that future economic benefits associated with the intangible asset capitalized will flow to the Company, which may be based on assumptions about future events or circumstances, and
3.	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty.

Deferred Financing Costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise, they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are expensed.

Intangibles (Cryptographic assets)

Initial recognition

The accounting for cryptographic assets (investment in digital currency) requires management to make judgment based on entity’s business model and purpose for holding to determine the reporting model.

Considering above factors, management has determined, that Company’s investment in cryptographic assets likely meet the definition of an intangible asset under IAS 38, ‘Intangible Assets’, because:

•	it is a resource controlled by an entity (that is, the entity has the power to obtain the economic benefits that the asset will generate and to restrict the access of others to those benefits) as a result of past events and from which future economic benefits are expected to flow to the entity;
•	it is identifiable, because it can be sold, exchanged or transferred individually;
•	it is not cash or a non-monetary asset; and
•	it has no physical form.

Subsequent measurement

After initial recognition, all cryptographic assets (intangibles) with an active market are carried at fair value less impairment losses. Valuations are performed regularly to ensure that the carrying amount does not materially differ from its fair value.

Increases to carrying value resulting from revaluations are recognized in other comprehensive income and accumulated in equity under revaluation reserve, except to the extent that it reverses a revaluation decrease of the same asset previously recognized in profit or loss. Decreases are recognized in profit or loss, except to the extent that it offsets an existing surplus on the same asset recognized in comprehensive income.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

Research and Development Expenditures

Expenditure on research activities is recognized as an expense in the period in which it is incurred. An internally- generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following have been demonstrated:

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale;
•	the intention to complete the intangible asset and use or sell it;
•	the ability to use or sell the intangible asset;
•	how the intangible asset will generate probable future economic benefits;
•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
•	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

The amount initially recognized for internally-generated intangible assets is the sum of the expenditures incurred from the date when the intangible asset first meets the recognition criteria listed above. Where no internally-generated intangible asset can be recognized, development expenditure is recognized in loss in the period in which it is incurred.

Subsequent to initial recognition, internally-generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

As at June 30, 2021, the Corporation had not recognized any internally-generated intangible assets.

Impairment of assets

The carrying amount of the Company’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Share-based payments

The Company operates a stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued if it is determined the fair value of the goods or services cannot be reliably measured and are recorded at the date the goods or services are received. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. The corresponding amount is recorded to the share-based payments reserve.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

The fair value is measured at the grant date and each tranche is recognized on a graded-vesting basis over the period the options vest. The terms and conditions of the options granted is accounted for in the Black-Scholes option pricing model that is used to measure the fair value of the options granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options that are expected to vest.

Where stock options are exercised, the cash proceeds along with the amount previously recorded as share-based payment reserves are recorded as share capital. Where stock options expire unexercised, amounts previously recorded as share-based payment reserves remain as such.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method and to the extent that it is not antidilutive. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

Financial instruments

Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

The Company completed a detailed assessment of its financial assets and liabilities as at June 30, 2021. The following table shows the classification under IFRS 9:

Financial assets/liabilities	Classification
Cash	FVTPL
Funds held in trust	FVTPL
Receivables	Amortized cost
Accounts payable and accrued liabilities	Amortized cost
Due to related parties	Amortized cost

Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and/ or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are generally recognized in profit or loss.

4.	BUSINESS COMBINATION AGREEMENT

On June 3, 2021, the Company entered into an amalgamation agreement with Austpro whereby the Company and Austpro will complete a definitive business combination agreement (the “Arrangement”) that will have the effect of Austpro acquiring all of the issued and outstanding common shares in the capital of DeFi (the “DeFi Shares”). The Completion is subject to the approval of the TSX Venture Exchange (“the TSXV”) for delisting of the common shares of Austpro from the NEX board of the TSXV and conditional approval of the NEO Exchange for the listing of the shares of the combined entity (the “Resulting Issuer Shares”) following completion of the Acquisition. The Arrangement will result in Austpro owning 100% of the securities of DeFi.

Pursuant to the Arrangement, holders of DeFi Shares will receive one Resulting Issuer Share of Austpro in exchange for each DeFi Share held. Holders of options to acquire DeFi Shares (“DeFi Options”) will be entitled to receive, upon exercise of a DeFi Option for the same aggregate consideration, Resulting Issuer Shares in lieu of the DeFi Shares otherwise issuable prior to the closing of the Arrangement. Austpro will change its name to “WonderFi Technologies Inc.” or a similar name acceptable to the parties.

The completion of the Arrangement is subject to the satisfaction of certain conditions precedent, including but not limited to: (i) DeFi raising gross proceeds of not less than $7.5 million (as of the date of these financial statements, the Company has received $17,715,000 of subscription receipts (“Subscription Receipts”); (ii) approval of the Arrangement by the shareholders of DeFi; and (iii) receipt of all requisite third party consents, waivers, permits, orders and approvals, including, without limitation, the approval of the TSXV.

Immediately prior to the completion of the Arrangement, each Subscription Receipt will be automatically exercised, for no further consideration and with no further action on the part of the holder thereof, to acquire one common share of DeFi. The DeFi shares issuable upon exercise of the Subscription Receipts will be exchange for one common share of the issuer resulting from completion of the Acquisition. The Company has engaged an Agent for the financing and the Agent is entitled to a cash commission up to 7% of the gross proceed of the DeFi financing, in addition, the Agent shall be issued Agent Warrants up to 7% of the number of Subscription Receipts sold pursuant to the DeFi Financing. These Agent Warrants will be exercisable to acquire one Resulting Issuer Share at an exercise price of $1.00 per share for a period of 24 months from the closing of the Acquisition. There can be no assurance that the Arrangement will be completed on the terms proposed above or at all.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

5.	INTANGIBLES (CRYPTOGRAPHIC ASSETS)

Certain investors in the Company received the common shares of DeFi in exchange for cryptographic assets. The management has determined that these cryptographic assets meet definition of intangible assets under IAS 38, ‘Intangible Assets’.

A summary of nature, initial investment, and movement in value of cryptographic assets in as follows:

$
Bitcoin received in exchange for share capital	1,020,000
Revaluation of cryptographic assets	(298,115)
Balance, June 30, 2021	721,885

Cryptographic assets are measured at fair value using the quoted price on Google Finance, which are derived from Coinbase. Coinbase is a price aggregator, as the principal market or most advantageous market is not always known. The Company believes any price difference amongst the principal market and an aggregated price to be immaterial. Management considers this fair value to be a Level 2 input under IFRS Fair Value Measurement fair value hierarchy as the price on this source represents an average of quoted prices on multiple digital currency exchanges.

6.	EQUIPMENT

Cost	$

Balance, January 30, 2021		-
Additions		7,695
Balance, June 30, 2021		7,695

Accumulated amortization
Balance, January 30, 2021		-
Additions		291
Balance, June 30, 2021		291

Net book value
At January 30, 2021		-
At June 30, 2021		7,404

7.	ACCOUNTS PAYABLE AND ACCRUED LIABILTIES

June 30, 2021
$
Accounts payable	557,964
Accrued liabilities	244,202
802,166

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

8.	RELATED PARTY TRANSACTIONS

The Company’s related parties consist of entities where the executive officers and directors of the Company are principles. Their position in these entities results in their having control or significant influence over the financial or operating policies of these entities.

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel are the Company’s executive management team and members of the Board of Directors.

Key management personnel compensation comprised of share-based compensation on a graded basis related to the fair value of the stock options granted and also the fair value of any share based renumeration to these key management personal and its recognition in these financial statements. During the period ended June 30, 2021, related party transactions were as follows:

June 30, 2021
$
Share-based payments(1)	303,526
Professional fees	10,000
313,526

(1) The Company issued 15,000,000 common shares at $0.002 per share for total proceeds of $30,000 and recognized a share based payment of $0.018 per share for a total of $300,000. The 15,000,000 common shares will be held in escrow upon the completion of the Arrangement with Austpro. Additional $33,526 for options granted to directors and the former CFO.

These transactions were in the normal course of operations.

As at June 30, 2021, the directors had advanced $1,500 to DeFi. The amounts due to related parties are unsecured, non- interest bearing and have no specific terms of repayment.

9.	SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued or allotted and fully paid

As at June 30, 2021, the Company had 41,383,795 common shares outstanding.

a)	Private placements:

On February 16, 2021, the Company completed private placements with issuance of 1,538,461 units at a price of $0.13 per share for total proceeds of $200,000.

On March 5, 2021, the Company completed private placements with issuance of 7,460,000 units at a price of $0.25 per share for total proceeds of $1,865,000.

On April 14, 2021, the Company completed a private placement and issued 2,600,000 units of the common shares for gross proceeds of $650,000 and share issuance costs of $45,500 for net proceeds of $604,500.

On May 21, 2021, the Company completed a private placement and issued 9,000,000 common shares for gross proceeds of $2,250,000.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

On June 18, 2021, 5,554 stock options were exercised for 5,554 common shares of the Company for cash proceeds of $1,388.

On June 30, 2021, the Company completed a private placement and issued 5,318,243 common shares for gross proceeds of $5,584,155, of which $1,070,000 was received in July 2021.

b)	Share-based payments:

On January 30, 2021, the Company issued 15,000,000 common shares at $0.002 per share for total proceeds of $30,000 and recognized a share-based payment of $0.018 per share for a total of $300,000 (Note 8). The 15,000,000 common shares will be held in escrow upon the completion of the Arrangement with Austpro.

On March 5, 2021, the Company issued 461,537 units to the advisors to settle consulting fee of $115,384.

During the period ended June 30, 2021, the Company granted options to its directors, officers, employees and consultants to acquire a total of 1,910,000 common shares at exercise prices of $0.25, $0.40 and $1.00 per common share.

Options

The Company issued share options to the key management personnel and Directors to purchase shares in the Company. Holders of options are entitled to purchase shares at the market price of the shares at grant date.

All of the options granted to June 30, 2021 commence vesting on the first day of the month following the date of grant and vest 1/36 every month until fully vested after 3 years.

Grant Date	Options Outstanding	Options Exercisable	Exercise Price ($)	Contractual Life (years)	Remaining Life (years)
March 5, 2021	300,000	25,000	0.25	5	4.68
April 19, 2021	90,000	5,000	0.25	5	4.81
May 3, 2021	260,000	7,222	0.25	5	4.84
May 10, 2021	60,000	1,667	0.25	5	4.86
May 21, 2021	350,000	9,722	0.25	5	4.89
June 4, 2021	500,000	-	0.40	5	4.93
June 9, 2021	150,000	-	1.00	5	4.95
June 15, 2021	100,000	-	1.00	5	4.96
	1,810,000	48,611			4.86

A summary of the Company stock options as at and during the period from inception to June 30, 2021 were as follows:

	Options outstanding	Weighted average exercise price $
Balance, beginning of period	-	-
Granted	1,910,000	0.39
Exercised	(5,554)	0.25
Expired / cancelled / forfeit	(94,446)	0.25
Balance, end of period	1,810,000	0.40

The fair value of the employee share options has been measured at $113,379 as part of share capital using the Black- Scholes formula. Service and non-market performance conditions attached to the arrangements were not taken into account in measuring fair value. The weighted average inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

Weighted average assumptions
Share price at grant date (based on arm’s length financings completed)	$0.54
Exercise price	$0.39
Expected volatility (based on comparable publicly listed entities)	100%
Expected life	5 years
Expected dividends	Nil
Risk-free interest rate	0.90%

10.	CAPITAL MANAGEMENT

The Company considers its capital to consist of shareholders’ equity. The Company’s objective when managing capital is to maintain adequate levels of funding to support the development of its businesses and maintain the necessary corporate and administrative functions to facilitate these activities. This is done primarily through equity financing. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future. There were no changes to the Company’s approach to capital management during the period. The Company is not subject to externally imposed capital requirements.

11.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

IFRS 13, Fair-Value Measurement, establishes a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of June 30, 2021, the fair value of cash held by the Company and funds held in trust was based on Level 1 of the fair value hierarchy. Digital assets are measured using Level 2 fair values.

The Company determined that the carrying values of its short-term financial assets and liabilities approximate the corresponding fair values because of the relatively short periods to maturity of these instruments and the low credit risk.

Financial risk management

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adhere to market conditions. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments. This note presents information about the Company’s exposure to each of the risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included as applicable.

The Board of Directors has the overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

(i)	Currency risk

The Company’s expenses are primarily denominated in Canadian dollars. The Company’s corporate office is based in Canada and current exposure to exchange rate fluctuations is minimal. As at June 30, 2021 the Company was exposed to currency risk through the cash held that are denominated in US dollars. As at June 30, 2021, the Company held approximately $2,119,344 (US$1,709,975) of its cash in US Dollars. A 10% depreciation of the US dollar against the Canadian dollar would result in $211,934 in the Company’s loss for the year. Conversely, a 10% appreciation of the US dollar relative to the Canadian dollar would have the opposite affect.

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

(ii)	Interest rate risk

The Company is exposed to interest rate risk on the variable rate of interest earned on bank deposits. The fair value interest rate risk on bank deposits is insignificant as the deposits are short term. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

(iii)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk on its cash and funds held in trust. To minimize the credit risk, the Company places its cash with major financial institutions. Funds held in trust are with the Company’s transfer agent.

(iv)	Price and concentration risk

Price risk is the risk of dispositions of investments at less than favourable prices due to unfavourable market conditions. The Company is exposed to price and concentration risk on its investment in digital assets.

(v)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. In the management of liquidity risk of the Company, the Company maintains a balance between continuity of funding and the flexibility through the use of borrowings. Management closely monitors the liquidity position and expects to have adequate sources of funding to finance the Company’s projects and operations.

(vi)	Digital currencies risk

Digital asset prices are affected by various forces including global supply and demand, interest rates, exchange rates, inflation or deflation and global political and economic conditions. In addition, the Company may not be able to liquidate its digital currency inventory at its desired price if required as digital assets have a limited history and fair value historically has been volatile. A decline in the market prices for digital assets could negatively impact the Company’s future operations.

12.	INCOME TAXES

For the period ended June 30, 2021, the Company did not have the taxable income therefore no provision for current income tax was recorded.

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as at June 30, 2021, of 27.00% as follows:

From Incorporation (January 30, 2021)
to June 30, 2021
$
Net loss before recovery of income taxes	(1,436,539)
Canadian statutory tax rate	27.00%
Expected tax recovery	(387,866)
Permanent differences	174,912
Tax benefits not recognized	212,954
Deferred income tax recovery	-

DeFi Ventures Inc.
Notes to Financial Statements
For the period from Incorporation (January 30, 2021) to June 30, 2021
(Expressed in Canadian Dollars)

Deferred income taxes

Components of unrecognized deferred income tax assets (liabilities) are:

June 30, 2021
$
Share issuance costs	52,000
Cryptographic assets	40,000
Non-capital loss carry forward	176,000
Net unrecognized deferred tax assets	268,000

Temporary differences that give rise to the following deferred taxes are:

	June 30, 2021
	$	Expiry
Share issuance costs	194,000	2026
Cryptographic assets	298,000	Not applicable
Non-capital loss carry forward	653,000	2041
Net temporary differences	1,145,000

13.	SUBSEQUENT EVENTS

Subsequent to June 30, 2021, the Company:

a.	issued 85,714 common shares to a service provider of the Company as a settlement for a Promissory Note valued at $89,999.70;
b.	issued 4,166 common shares for options exercised for gross proceeds of $1,041;
c.	granted 400,000 options, vesting over three years, to officers and employees, exercisable at $1.05 for a period of 5 years; and
d.	191,670 options exercisable at $0.25 were forfeited.